

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

J. Mark Flippin
Secretary
AMERICAN NATIONAL INSURANCE CO
One Moody Plaza
Galveston, Texas 77550-7999

> **Re: AMERICAN NATIONAL INSURANCE CO**
> **Preliminary Proxy Statement on Form PREM14A**
> **Filed February 12, 2020**
> **File No. 001-34280**

Dear Mr. Flippin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance